VIA EDGAR October 7, 2024 Office of Finance Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Yolanda Guobadia Yong Kim
Re:	Pagaya Technologies Ltd. Annual Report on Form 20-F for the fiscal year ended December 31, 2023 File No. 001-41430

To the Staff of the Division of Corporation Finance:
On behalf of Pagaya Technologies Ltd. (the “Company”), we are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated September 12, 2024, relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. Due to an administrative issue, the Company did not receive the letter until October 3, 2024. The Company has been working diligently in addressing the Staff’s comments since that date, but given the administrative issue, management would like to request more time to thoroughly address the Staff’s comments. The Company respectfully requests an extension of the original due date requested by the Staff of ten business days from the date of your correspondence. We anticipate that the Company’s response will be submitted to your office no later than October 18, 2024.
We greatly appreciate the Staff’s consideration of this extension request.

Very truly yours,

By:    /s/ Evangelos Perros
    Evangelos Perros, Chief Financial Officer

cc:    Byron Rooney
    Davis Polk & Wardwell LLP